Exhibit q
DESCRIPTION OF PRINCIPAL LIFE INSURANCE COMPANY’S ISSUANCE,
TRANSFER AND REDEMPTION PROCEDURES FOR POLICIES PURSUANT TO RULE
6e-3(T)(b)(12)(iii) UNDER THE INVESTMENT COMPANY
ACT OF 1940
This document sets forth the information called for under Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 (1940 Act). Rule 6e-3(T)(b)(12)(iii) provides exemptions from sections 22(c), 22(d), 22(e) and 27(c)(1) of the 1940 Act, and Rule 22c-1 thereunder, for issuance (including face amount increase), transfer and redemption procedures under Principal Benefit Variable Universal Life II (the Policy). To qualify for the exemptions, procedures must be reasonable, fair and not discriminatory (i) to the interests of the affected policyowners and (ii) for all other holders of policies of the same class or series funded by the Separate Account, and (iii) the procedures must be disclosed in the registration statement filed by the Separate Account.
Principal Life Insurance Company believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii), as described below.
1. Purchases and Related Transactions
Set out below is a summary of the major contract provisions and administrative procedures relating to purchase transactions. Because of the life insurance nature of the policy, the purchase procedures differ in certain significant respects from the purchase procedures for mutual funds and variable annuity contracts.
(a)	Application and Policy
To purchase a Policy, a completed application, including any required supplements, must be submitted to the Company through the agent or broker selling the Policy. The Company generally will not issue policies to persons over age 75 for regularly underwritten Policies. Applicants must furnish satisfactory evidence of insurability. Acceptance is subject to the Company’s insurance underwriting guidelines and suitability rules and procedures. The Company reserves the right to reject any application or related premium if, in its view, its insurance underwriting guidelines and suitability rules and procedures are not satisfied.
The minimum face amount for issue of a Policy is $100,000. The Company reserves the right to revise its rules from time to time to specify either a higher or lower minimum face amount.
The “Policy Date” is the date the Company issues a Policy. Policy years and anniversaries will be determined from the Policy Date regardless of when a Policy is delivered. Each Policy also has an Effective Date. The Policy Date and the Effective Date will be the same unless a backdated Policy Date is requested. In such cases, the Effective Date will be the date on which the required premiums have been received at the Company’s home office and any application amendments have been received, reviewed, and accepted in the Company’s home office. The Company does not date Policies on the 29th, 30th or 31st day of any month of the year. Policies that would otherwise be dated on these days will be dated on the first day of the following month. Policies issued on a cash-on-delivery basis and that would otherwise be dated on the 29th, 30th or 31st will be dated on the first day of the following month. The Policy Date is shown on the data pages for the Policy.
Upon specific written request of the applicant in the application and subject to the Company’s approval, a Policy may be issued with a backdated Policy Date. The Policy Date may not be more than six months prior to the date of the application or such shorter backdating period as required by state law. Payment of at least the Monthly Policy Charges is required for the period the Policy is backdated.
If a payment in at least the amount shown on the policy illustration is submitted with the completed application, then the selling agent or broker will deliver a conditional receipt to the applicant acknowledging receipt of the initial payment and describing any interim insurance coverage and conditions. No insurance is in effect under a Policy until the Policy is physically delivered to the applicant and applicant has accepted the Policy. If the proposed insured dies before actual physical delivery to and acceptance of a Policy by the applicant, no insurance coverage exists under the Policy; insurance coverage, if any, will be provided solely under the terms of the conditional receipt, if any, given to the applicant.
If the Company rejects an application or a policyowner chooses to cancel the Policy during the examination offer (i.e., free-look) period, the Company will refund all amounts paid under the application or Policy in states where required. In states where permitted, the Company will refund the net policy value plus any fees or charges taken (which may be more or less than the premiums paid). To exercise the free-look privilege, a policyowner must mail written request for cancellation and return of the Policy with a postmark within the designated free-look period. The Company will ordinarily remit a refund within five business days after it receives a Policy returned under the free- look provisions.
(b)	Payment of Premiums
Premiums must be paid to the Company at its home office. The Policy is an individual flexible premium variable life insurance policy; there is no required schedule of fixed premium payments for a Policy. A Policy will remain in force as long as the Policy Value, less any Policy loan indebtedness, is sufficient to pay the Monthly Policy Charges (defined in section (d) below) on the Policy.
A policyowner may elect a planned periodic premium schedule, within the limits set forth below, to fit the policyowner’s insurance needs and financial abilities. Planned Periodic Premium schedules may provide for annual, semiannual, quarterly or monthly payments. A policyowner may deliver pre-authorized withdrawal instructions that allow the Company to deduct premiums, on a monthly basis, from the policyowner’s checking or other financial institution account. The Company will send premium reminder notices to policyowners in accordance with their planned periodic premium schedules, which may be on annual, semi-annual or quarterly premium payment schedules. Policyowners may also make unscheduled premium payments to the Company at its home office, or pay by payroll deduction where allowed by law and approved by the Company.
(i)	Initial Premiums
To apply for a Policy, a completed application, including any required supplements, must be submitted to the Company through the agent or broker selling the Policy. If interim coverage (i.e., conditional receipt coverage) is desired, a payment in at least the amount shown on the policy illustration must be submitted along with the completed application and any required supplements.
(ii)	Maximum Premiums

The Company will refund to the policyowner any excess portion of premiums paid that would disqualify the Policy as “life insurance” under Internal Revenue Code Section 7702, as amended. In addition, unless the policyowner directs otherwise, the Company will refund all or part of any premiums that would make the Policy a modified endowment contract as defined in Internal Revenue Code Section 7702A, as amended.
(iii)	Evidence of Insurability
If any premium payment would increase a Policy death benefit by more than it increases the Policy Value, the Company reserves the right to refund the premium payment. If the Company elects not to refund the premium payment, the Company may require satisfactory evidence of insurability under the Company’s current underwriting guidelines.
(c)	Allocation of Premiums
The first premium is due on the later of the Policy Date or Effective Date. If the Policy is issued in a state requiring a full refund of premium, the initial premium(s), net of deductions for the premium expense charge (the charge for any sales load, state, local and federal taxes), is allocated to the Money Market Division. After the examination offer period, the premium held in the Money Market division will be reallocated to the divisions according to allocation instructions. If the Policy is issued in a state that allows refund of the Net Policy Value, the initial net premium (s) is immediately allocated to the divisions according to instructions on the later of the Policy Date or Effective Date.
The total of all allocation percentages for each Division and the Fixed Account must equal 100. The policyowner may change the allocation upon delivery to the Company by written notice or other notice approved by the Company in advance. No fee or penalty is charged for changes of allocation. New allocation percentages will be effective as of the end of the Valuation Period in which the Company receives the policyowner’s instructions in proper form.
(d)	Monthly Policy Charges
The Company deducts a Monthly Policy Charge from the Policy Value. The monthly policy charge is equal to the sum of the cost of insurance, the cost of the monthly policy issue charge, the cost of optional insurance benefits provided by riders (if any), and the current asset based charge in effect on the Monthly Date (the day of the month which is the same as the day of the Policy Date). The cost of insurance charge, which is calculated on each Monthly Date, is based on age at issue and adjustment, duration since issue and adjustment, tobacco status and risk classification of the insured. The monthly cost of insurance charge may also be based on gender of the insured except for policies issued in states that require unisex pricing or in connection with employment insurance and benefit plans not based on the gender of the insured. Current monthly cost of insurance rates will be determined by the Company based on its expectations as to future investment earnings, expenses, mortality and persistency experience. Cost of insurance rates will never be greater than the maximum charge based on the 2001 CSO Unismoke Table, age nearest birthday, with the distinction for the insured’s gender. The cost of insurance rate for an underwritten face amount increase is based on the same factors described in this paragraph.
(e)	Change in Face Amount
A policyowner may make a written request to increase the face amount of a Policy at any time, so long as the Policy is not in a grace period and premiums are not being waived under a rider. A policyowner may make a written request to decrease the face amount at any time on or after the first Policy anniversary. Any written request for adjustment of face amount is subject to these additional conditions:
(i)	Any request for an increase in face amount must be applied for by a supplemental application and an adjustment application, signed by the policyowner and the insured, and shall be subject to evidence of insurability satisfactory to the Company under its underwriting guidelines then in effect. The minimum increase in face amount is $10,000. The age of the insured must be 75 or less at the time of the request.
(ii)	A request for a decrease in face amount must be applied for by an adjustment application, signed by the policyowner, and may not reduce the face amount of the Policy below $100,000.
(iii)	Any increase in face amount will be in a risk classification the Company determines.
(iv)	Any adjustment approved by the Company will become effective on the Monthly Date that coincides with or next follows the Company’s approval of the request.
If a payment in an amount equal to or greater than the adjustment premium is submitted with the adjustment application, then an adjustment premium conditional receipt is given to the policyowner reflecting receipt of the payment and outlining any interim insurance coverage provided by the conditional receipt. The payment submitted with the adjustment application will be considered a premium payment for the Policy and will be allocated as set out in paragraph (c) above.
(f)	Reinstatement
If a Policy terminates due to expiration of the grace period, the policyowner may apply for reinstatement any time within three years of termination. Conditions for reinstatement are:
(i)	Reinstatement is prior to the maturity date;
(ii)	Not more than three years have elapsed since the policy terminated;
(iii)	The insured is alive;
(iv)	Company receives satisfactory proof of insurability based upon the Company’s current insurance underwriting guidelines;
(v)	Payment or reinstatement of all Policy loan indebtedness (if any) existing at termination;
(vi)	Payment of the minimum required reinstatement premium. The minimum required reinstatement premium is [(1) plus (2)] divided by (3) where:
(1)	is any amount by which the net policy value is less than zero at the end of the grace period after the monthly policy charge is deducted;
(2)	is three monthly policy charges; and
(3)	is 1 minus the maximum premium expense charge.

Reinstatement will be effective on the Monthly Date next following the Company’s approval of the reinstatement application.
The Policy Date of the Policy will remain the original Policy Date. Upon reinstatement, new Data Pages are delivered to the policyowner.
Reinstatement is not available if a Policy has been surrendered.
(g)	Repayment of Loan Indebtedness
A Policy loan may be repaid in whole or in part at any time while the Policy is in force. Loan repayments will be applied at the end of the Valuation Period that payment is received in the Company’s home office. If the policyowner does not designate a payment as a premium payment, or if the Company cannot identify it as a premium payment, the Company will apply payments received as loan repayments if a loan is outstanding. When a loan repayment is made, Policy Value equal to the loan repayment will be allocated among the Divisions of the Separate Account and the Fixed Account in the proportion currently designated by policyowner for allocation of premium payments. Unless the Company is instructed otherwise, the balance of a payment not needed to repay a loan, less the Premium Expense Charge, will be applied to the Divisions and/or the Fixed Account according to the premium allocation then in effect.
(h)	Misstatements of Age or Gender
If the age or gender of the insured has been misstated in an application, the death benefit under the Policy will be the Policy Value plus the amount that would be purchased by the most recent mortality charge at the correct age and gender, if applicable.
2. Redemptions and Related Transactions
Set out below is a summary of the major contract provisions and administrative procedures relating to redemption transactions. Because of the insurance nature of the contract, the procedures differ in certain significant respects from procedures for mutual funds and annuity contracts.
(a)	Surrenders
So long as the Policy is in effect, a policyowner may elect to make a full surrender of the Policy and receive its net surrender value. If a policyowner makes a full surrender within ten years of the policy date or a policy face amount increase, a surrender charge is imposed. Net surrender value is determined by the Company as of the date it receives the policyowner’s written surrender request.
After the first Policy Year and so long as a Policy is in effect, policyowner may request a partial surrender, as follows :
•	an unscheduled partial surrender from the net surrender value. The maximum partial surrender amount in a Policy Year is 90% of the net surrender value as of the effective date of the unscheduled partial surrender. An unscheduled partial surrender may cause a reduction in total face amount. An unscheduled partial surrender may not decrease the total face amount of the Policy to less than $100,000. An unscheduled partial surrender will be processed effective the Valuation Date written request is received in the home office of the Company. The Policy Value is reduced by the amount of the unscheduled partial surrender. There is no transaction fee for the first two unscheduled partial surrenders in a policy year; however, a transaction fee of the lesser of $25 or 2% of the amount surrendered is charged on the 3rd and each subsequent unscheduled partial surrender thereafter.
•	a scheduled partial surrender. The maximum amount of each scheduled partial surrender is 90% of the net surrender value (as of the date of the first scheduled partial surrender). The policyowner selects the amount and frequency of the scheduled partial surrenders. The scheduled partial surrenders continue until the Company receives instruction from the policyowner to stop the scheduled partial surrenders or until the total of surrenders equals premiums paid into the Policy. When all of the net premiums have been surrendered, policy loans commence so as to provide the same payment stream to the policyowner as had been provided under the scheduled partial surrenders. The Policy Value is reduced by the amount of the scheduled partial surrender.
If Death Benefit Option 1 is in effect at the time of a partial surrender and the death benefit equals the total face amount, then the Policy’s Face Amount is reduced on the first monthly date a scheduled partial surrender is effective (and each subsequent policy anniversary). The amount of the reduction is the sum of the scheduled partial surrenders planned for that policy year that are not deemed to be preferred partial surrenders*. If the amount of the scheduled partial surrenders is increased, the total face amount is reduced on the monthly date the increase is effective. If the amount of the scheduled partial surrender is decreased, the total face amount is not increased.
     * Preferred partial surrender pertains only if Death Benefit Option 1 is in effect on a Policy. During policy years two through 15, ten percent (10%) of the net surrender value as of the end of the prior policy year may be surrendered without a resulting decrease in the face amount. Any amount surrendered in excess of 10% causes a reduction in the face amount. The preferred partial surrender privilege is not cumulative and cannot exceed $100,000 in any one policy year or $250,000 over the life of the Policy.
If Death Benefit Option 2 is in effect, there is no reduction in the face amount upon a scheduled partial surrender.
If Death Benefit Option 3 is in effect, the face amount is reduced on the first monthly date a scheduled partial surrender occurs and on each subsequent policy anniversary. The total face amount may also be reduced on the monthly date any increase to a scheduled partial surrenders is effective. The total face amount is reduced by the lesser of (a) or (b) where:
(a)	is the amount of the scheduled partial surrenders planned for that policy year, and
(b)	is the greater of (i) the amount that total partial surrenders exceed total premiums paid, or (ii) zero.
Any reduction of Total Face Amount will be made on a last in, first out basis. The resulting Total Face Amount must be not less than the greater of $100,000, or the minimum Total Face Amount shown on the current Data Pages.
Surrender proceeds will ordinarily be paid within five business days from the date of receipt of a written request at the Company’s home office.

A policyowner may designate the amount of the partial surrender to be withdrawn from each of the Divisions of the Separate Account and the Fixed Account. If no designation is made, the amount of the partial surrender will be withdrawn in the same proportion as the allocation instruction in effect for the Monthly Policy Charge.
(b)	Benefit Claims
(i)	Death Proceeds
The Company will pay death proceeds to the named beneficiary(ies) after it receives notice and proof that the insured died before the maturity date as shown on the current Data Pages and after the Company receives a completed and signed Beneficiary Statement(s) (Claim Form). The amount of death proceeds is
(i)	death benefit described below plus
(ii)	proceeds from any benefit rider to the Policy, minus (iii)any policy loan indebtedness and any overdue Monthly Policy Charges plus (iv)interest on the death proceeds as required by state law.
Death benefit proceeds are determined as of the insured’s date of death, or on the next following Valuation Date if the date of death is not a Valuation Date. Benefit claims will ordinarily be paid within five business days after all necessary claim requirements are received.
The Company offers beneficiaries and policyowners a wide variety of settlement options.
(ii)	Death Benefit Options
The Policy provides three death benefit options. The policyowner designates the death benefit option in the application.
(A)	Death Benefit Option 1: The death benefit is the greater of the Policy’s Total Face Amount or the Policy Value on the date of death multiplied by the applicable percentage as determined by the Guideline Premium/Cash Value Corridor Test percentage table as shown in the Policy.
(B)	Death Benefit Option 2: Death benefit is the greater of the Policy’s Total Face Amount plus its Policy Value on the date of death, or the amount of the Policy Value on date of death multiplied by the applicable percentage as determined by the Guideline Premium/Cash Value Corridor Test percentage table as shown in the Policy.
(C)	Death Benefit Option 3: The death benefit equals the greater of (1) the Total Face Amount plus the greater of a) premiums paid less partial surrenders or b) zero, or (2) the amount found by multiplying the Policy Value by the applicable percentage as determined by the Guideline Premium/Cash Value Corridor Test in the percentage table as shown in the Policy.
(iii)	The amount of the benefit payable at maturity is the Policy Value less any policy loans and unpaid loan interest on the maturity date. This benefit will only be paid if the insured is living on the policy maturity date. The Policy will mature on the policy anniversary nearest the insured’s attained age 121.
(c)	Policy Loans
When a Policy loan is taken, a Loan Account is established. That portion of the Policy Value equal to the amount of the loan will be redeemed from the Divisions of the Separate Account and the Fixed Account and transferred to the Loan Account. The redemptions will be in the proportions requested by the policyowner. (There are no restrictions from which Accounts the loan amount can be transferred.) The Loan Account is collateral for a Policy Loan. The Loan Account is part of the Company’s General Account. The Loan Account earns interest at a rate of 4% per annum, accrued daily and posted annually on the Policy anniversary.
As long as the Policy remains in force and the Policy has net policy value (but after the examination offer period), a policyowner may borrow money from the Company using the Policy as the only security for the loan. The maximum amount that may be borrowed is 90 percent of the net surrender value of the Policy as of the date a loan request is processed at the Company’s home office.
Proceeds of policy loans ordinarily will be disbursed within five business days from the date a written loan request is processed at the Company’s home office.
Unscheduled Loans
Unscheduled loans are available in all policy years. If no instructions for allocation of the loaned amount is made by the policyowner, the loan amount will be withdrawn from the Divisions of the Separate Account and the Fixed Account in the same proportion as the allocation used for the most recent Monthly Policy Charge.
Scheduled Loans
After the first policy year, scheduled policy loans are available on any monthly date. Scheduled loans may occur on a monthly, quarterly, semiannual or annual basis (based on the policy year). Before scheduled loans are available, the policyowner must have withdrawn, through partial surrenders, an amount equal to or exceeding the total premiums paid. The loan amount will be withdrawn from the Divisions of the Separate Account and the Fixed Account in the same proportion as the allocation used for the most recent Monthly Policy Charge.
Loan Interest Charges
The Company will charge interest on any unpaid policy loan indebtedness. Interest accrues daily at an effective annual interest rate of five percent (5.0%) during the first 10 Policy Years and 4.0 percent thereafter. Interest is due and payable at the end of each Policy Year. Any interest not paid when due is added to the loan indebtedness and bears interest at the rate then in effect on the Policy. Adding unpaid interest charges will cause additional amounts to be redeemed from the Divisions of the Separate Account and the Fixed Account in the same manner as described above for loans.
The net loan interest charge is 1.0% during the first 10 Policy years and zero thereafter.

Repayment of Loans
Policy loan indebtedness may be repaid in part or in full as long as the Policy is in force. Upon repayment, the Policy Value securing the repaid portion of the loan in the Loan Account will be transferred to the Divisions of the Separate Account and the Fixed Account, applying the same allocation percentages then currently in effect for the allocation of premium payments. Any unpaid policy loan indebtedness is subtracted from death or maturity proceeds. Any payment sent to the Company without directions as to application will be applied first to repay any outstanding policy loan indebtedness.
(d)	Policy Termination and Grace Period
(i)	Grace Period
If the net policy value on any monthly date is less than the Monthly Policy Charge, the Company will mail notice to the policy owner at his or her last known post office address of impending policy termination and a 61-day grace period will begin.
If the policy owner fails to make payment in an amount equal to or greater than the amount specified in the notice by the end of the grace period, the policy terminates as of the end of the grace period.
If the Insured dies during a grace period, the Company will pay the Policy death benefit.
(ii)	Termination
The Policy also terminates when:
1. When the policy is surrendered in full;
2. When the death proceeds are paid;
3. When the maturity proceeds are paid;
(e)	Suicide
The Policy’s death proceeds will not be paid if the insured dies by suicide, while sane or insane, within two years from the Policy Date (two years with respect to a face amount increase from the date of such face amount increase). In the event of suicide within the two-year period, the Company will be liable only for refund of an amount computed as follows: premiums paid (without interest), minus any policy loan indebtedness, minus any partial surrenders, and minus any surrender charges. This amount will be paid to the beneficiary(ies).
(f)	Payments; Deferment
The Company usually pays surrenders, policy loans, or maturity proceeds within five Valuation Days after it receives notice. The Company pays death benefits within five Valuation Days after it receives proof at its home office of the insured’s death and receives its completed death claim forms. The Company reserves the right to delay payment of the Fixed Account value for up to six months after it receives notice of any surrender.
The Company may not be able to determine the value of the Divisions of its Separate Account if:

(i)	The New York Stock Exchange is closed on other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission;
(ii)	The Securities and Exchange Commission by order permits postponement for the protection of policyowners; or
(iii)	The Securities and Exchange Commission requires that trading be restricted or declares an emergency, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the net asset values of the Separate Account assets.
If any of the three above events occur, the Company has the right to defer:
1.	Determination and payment of any surrenders, maturity or death proceeds;
2.	Payment of any Policy Loans;
3.	Determination of the Unit Values of the Divisions of the Separate Account;
4.	Any requested transfers to or from a Division; and
5.	Application of death proceeds or surrender proceeds under a Death Benefit option.
In the event of such deferment, the amount of surrender, transfer or policy loan will be determined the first Valuation Date following expiration of the permitted deferment. The death or maturity proceeds, surrender or policy loan will be paid within five Valuation Days thereafter.
3. Transfers
(a)	Transfers Allowed
A policyowner may transfer amounts between the Fixed Account and/or the Divisions as provided below. To request a transfer, Notice must be given to the Company. The transfer is made and value is determined as of the Valuation Period in which the Company receives the Notice of transfer. The Company reserves the right to reject transfer requests from someone requesting them for multiple policies for which they are not the owner and to modify or revoke transfer privileges or to impose a transfer fee on unscheduled transfers after the first in a policy year.
(b)	Transfers From Fixed Account
Transfers from the Fixed Account to the Divisions(s) are subject to certain limitations:
UNSCHEDULED FIXED ACCOUNT TRANSFERS — An unscheduled transfer from the Fixed Account to the Division(s) may be made during the first 30-day period of each calendar quarter.
1.	In each calendar year, the transfers may not exceed:
•	The Fixed Account value as of December 31 of the prior year (if $5,000 or less);

•	$5,000 (if your Fixed Account value as of December 31 of the prior year is greater than $5,000 but less than $20,000); or
•	25% of the Fixed Account value as of December 31 of the prior year (if the Fixed Account value is greater than $20,000).
2.	We receive notice during the 30-day period specifying the dollar amount or percentage to be transferred.
SCHEDULED FIXED ACCOUNT TRANSFER — Scheduled transfers may be made from the Fixed Account to the Division(s) as follows:
1.	The value of the Fixed Account must be $20,000 or more when the scheduled transfers begin.
2.	Notice must be given and received electing scheduled Fixed Account transfers. Once made, the election is irrevocable.
3.	Transfers to the Division(s) will be made in the proportions used for allocation of premium payments.
4.	If allocation for premium payments include the Fixed Account, new premium payment allocations will be required.
5.	During the transfer period
•	Unscheduled transfers out of the Fixed Account are not allowed
•	Transfers and premium payments to the Fixed Account are not allowed.
6.	Scheduled Fixed Account Transfers will be made according the following schedule:
•	The first transfer will be 25% of the Fixed Account value;

•	12 months from the first transfer, 33% of the Fixed Account value;

•	24 months from the first transfer, 50% of the Fixed Account value;

•	36 months from the first transfer, the balance of the Fixed Account value
(c)	Division Transfers
UNSCHEDULED DIVISION TRANSFERS — Unscheduled transfers may be made from one Division to another Division, provided the policyowner specifies the dollar amount or percentage to transfer from each Division, and the amount of the transfer must equal or exceed the lesser of the value of the Division or the minimum scheduled transfer amount shown on the current Data Pages. The Company reserves the right to impose a transfer fee on each unscheduled transfer after the first unscheduled Division transfer in a Policy Month.
SCHEDULED DIVISION TRANSFERS — (Dollar Cost Averaging)- Scheduled transfers among Divisions are permitted as follows:
1.	Transfers will begin on the date specified, other than the 29th, 30th or 31st.
2.	The policyowner must specify the transfer frequency (annually, semi-annually, quarterly or monthly).

3.	The policyowner must specify the dollar amount or percentage to transfer from each Division and that amount must equal or exceed the lesser of the value of the Divisions or the minimum scheduled transfer amount shown on the current Data Pages.
4.	The transfers will continue until the value in the Division(s) is zero or the Company receives Notice to stop making the transfers.
5.	The Company reserves the right to limit the number of Divisions from which transfers may be made at the same time. In no event will the limit ever be less than two.
6.	Automatic transfers are not available from the Divisions to the Fixed Account.
(d)	Automatic Portfolio Rebalancing
Automatic portfolio rebalancing (APR) permits maintenance of a specific percentage of Policy Value in the Divisions. APR may be elected at the time of application or after the Policy has been issued.
APR transfers:
1.	Do not begin until the expiration of the examination offer period .
2.	May be made on the frequency specified by the policyowner, monthly, quarterly, semi-annually, or annually on a calendar year or Policy year basis
3.	Do not begin until the Company receives Notice from the policyowner.
4.	Are not available for values in the Fixed Account.
5.	Are not available if there are scheduled transfers (dollar cost averaging) from the same Division.
Transfers are not effective until the end of the Valuation Period during which the Company receives Notice.
4. Service Available via Telephone and Internet
If the policyowner elects Internet and/or telephone privileges, instructions for the following transactions may be given to the Company via the Internet or telephone:
•	change in allocations of future premium payments;
•	change in allocation of the Monthly Policy Charge;
•	change to APR instructions;
•	change to scheduled transfer instructions;
•	unscheduled transfers; and
•	policy loan (not available via the internet) (loan proceeds are mailed to the owner’s address of record).

5. Right to Exchange Policy and Adjustment Computation Required by Rule 6e-3(T)(b)(13)(v)(B)
During the first 24 months following the Effective Date of a Policy, the policyowner may exercise the exchange right provided that the Policy is not in a grace period. Exercise of the exchange right means the policyowner makes an irrevocable, one-time election to transfer all value from the Divisions of the Separate Account to the Fixed Account. “The policy value immediately after the transfer will be the same as immediately before the transfer. From the exchange date forward, the policy value will no longer be affected by the investment performance of the Divisions.”
6. Statement of Value
Each year a statement will be sent to the policyowner that shows the following:
1.	the current death benefit;
2.	the current Policy Value and Surrender Value;
3.	all premiums paid since the last statement;
4.	all charges since the last statement;
5.	any Policy loan indebtedness;
6.	any partial surrenders since the last statement;
7.	any investment gain or loss since the last statement; and
8.	the total value of each of the policyowner’s Divisions and Fixed Account.
The Company will also send the policyowner the reports required by the Investment Company Act of 1940.